June 28, 2018

By EDGAR Submission

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mark Brunhofer
Senior Accounting Examiner
Division of Corporation Finance
Office of Healthcare & Insurance

Re:         Biogen Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 1, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed April 24, 2018
File No. 000-19311

Dear Mr. Brunhofer,

On behalf of Biogen Inc. (the "Company"), I am writing in response to the comment letter dated June 18, 2018, submitted to the Company from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the Commission on February 1, 2018 ("2017 Form 10-K"), and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which was filed with the Commission on April 24, 2018 ("Q1 2018 Form 10-Q"). For your convenience, the Staff’s initial comments are included with our responses below.

Form 10-Q for the Quarterly Period Ended March 31, 2018
Notes to Condensed Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
New Accounting Pronouncements
Revenue Recognition, page 10

Comment:

1.
In your Product Revenue disclosure on page 11, you indicate that you estimate variable consideration using the most likely method. Please tell us why it is appropriate to apply this method rather than the expected value method. See ASC 606-10-32-8. In addition, tell us where you have made the disclosure specified in ASC 606-10-50-12b or your consideration for providing this disclosure.

Response to the First Comment:

Use of the “Most Likely Method”

Our process for estimating variable consideration takes into consideration our historical experience, our understanding of current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. Upon further analysis, including a review of industry practices and disclosures, we have gained additional perspective with respect to our interpretation of the definitions for the methods specified in ASC 606-10-32-8 and now believe our estimation process conforms to the expected value method. Accordingly, we plan to revise our disclosures on a prospective basis beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 ("Q2 2018 Form 10-Q") in the subsection entitled “Reserves for Discounts and Allowances” within Note 1, Summary of Significant Accounting Policies, to indicate that our estimation methodology reflects the expected value method.

Disclosures Specified in ASC 606-10-50-12b

We respectfully direct you to our disclosures included on page 12 in the subsection entitled “Accounts Receivable” within Note 1, Summary of Significant Accounting Policies, in our Q1 2018 Form 10-Q, which address the disclosures specified in ASC 606-10-50-12b with respect to whether the contract has a significant financing component.

We also respectfully direct you to our disclosures on page 11 in the subsection entitled “Reserves for Discounts and Allowances” within Note 1, Summary of Significant Accounting Policies, in our Q1 2018 Form 10-Q, which address the disclosures specified in ASC 606-10-50-12b with respect to whether any consideration is variable and whether such consideration is constrained.

In addition, we plan to revise our disclosures on a prospective basis beginning with our Q2 2018 Form 10-Q in the subsection entitled “Accounts Receivable” within Note 1, Summary of Significant Accounting Policies, to include the disclosure specified in ASC 606-10-50-12b regarding the significant payment terms related to our material revenue streams.

To facilitate your review, attached as Exhibit A to this letter is a copy of such modified disclosures based on our Q1 2018 Form 10-Q.

Comment:

2.
In your Revenues from Anti-CD20 Therapeutic Programs disclosure on page 11, you indicate that you do not have any future performance obligations under your license or collaboration agreement. Please reconcile this statement with the following disclosures that imply that you may be obligated to perform some tasks:

•	On page 12 you indicate that you are reimbursed for your selling and development expenses in the U.S. for RITUXAN;

•	In the last paragraph on page F-11 of the 2017 Form 10-K you indicate that your co-promotion profits on RITUXAN and GAZYVA include reimbursement for joint development expenses incurred; and

•
In the second paragraph on page F-57 of the 2017 Form 10-K you indicate that you recognize your share of the development and commercialization expenses of GAZYVA as a reduction of your pre-tax profits.

Response to the Second Comment:

In relation to our Anti-CD20 Therapeutic Programs, we confirm to the Staff that we have no future performance obligations under our license and collaboration agreement with Genentech Inc. ("Genentech"). In 2010 Genentech, our licensee and collaborator, became responsible for all development and commercialization activities.

Please note, when we refer to our “share” of development and commercialization expenses for RITUXAN® and GAZYVA®, we are referring to our share of collaboration expenses incurred by Genentech, which decreases the profit share earned by us. We plan to clarify our disclosures on a prospective basis beginning with our Q2 2018 Form 10-Q.

To facilitate your review, attached as Exhibit B to this letter is a copy of such modified disclosures based on our Q1 2018 Form 10-Q.

Comment:

3.
Please clarify for us whether you are applying the ASC 606 royalty recognition constraint to your co-promotion profits and royalties associated with your Genentech collaboration. If so, clarify for us the consideration you gave in reaching your conclusion to apply the constraint to the following:

•	You assigned, rather than licensed your Canadian collaboration rights. See page F-57 of your 2017 Form 10-K, ASC 606-10-55-65A and paragraph BC 78b of ASU 2016-10.

•	Your obligation to provide development services and/or other goods or services.

Response to the Third Comment:

We account for our relationship with Genentech in accordance with ASC 808, Collaborative Arrangements, and other applicable guidance, as we share significant risks and rewards and there are joint operating activities that involve active participation from both parties. Our revenues from our collaboration arrangement with Genentech are presented separately from "Product revenues, net" as “Revenues from anti-CD20 therapeutic programs” within our consolidated statements of income and refer collectively to the commercial products RITUXAN, GAZYVA and OCREVUS®, which are sold by Genentech.

Pursuant to the guidance specified in ASC 808-10-45-3, we analogize aspects of our relationship with Genentech to certain guidance in ASC 606, Revenue from Contracts with Customers, including the sales- and usage-based royalty exception (i.e., royalty recognition constraint) because the predominant item to which the profit share and royalty income amounts relate is the license of intellectual property to Genentech. This includes our Canadian collaboration rights to RITUXAN. Subsequent to the license, we consented to the license being assigned to an affiliated entity of Genentech within the consolidated Roche/Genentech group. Following this assignment, the intellectual property is still licensed and we continue to own the rights to the intellectual property. We plan to clarify our disclosures on a prospective basis beginning with our Q2 2018 Form 10-Q with respect to the nature of the Canadian relationship, which is the license of intellectual property.

In addition, as noted in our response to the Second Comment above, we plan to revise our disclosures on a prospective basis beginning with our Q2 2018 Form 10-Q since we are not providing any on-going goods or services and have no future performance obligations under the Genentech collaboration arrangement.

To facilitate your review, attached as Exhibit C to this letter is a copy of such modified disclosures based on our 2017 Form 10-K.

Comment:

4.
Please tell us where you have made the disclosure of your accounting policy for classifying payments between participants to a collaborative arrangement or your consideration for providing this disclosure. In your response, tell us how you handle both net profits and expense reimbursements (either paid or received) and how you distinguish between the two. Help us understand how your policies are the same as or differ from the example beginning at ASC 808-10-55-3 and the extent to which they are consistent with your ongoing major or central operations. In this regard, we note from disclosure:

•	In the last paragraph on page F-58 of your 2017 Form 10-K that you include your share of development expenses as a reduction to revenue after an anti-CD20 product is approved;

•	At the top of page 12 of your March 31, 2018 Form 10-Q that the reimbursement of development expenses in the U.S. for RITUXAN is included in revenues; and

•
In the second paragraph on page F-59 of your 2017 Form 10-K that reimbursement of research and development expenses from AbbVie are netted against research and development expense in your consolidated statements of income.

Response to the Fourth Comment:

Disclosures regarding our Accounting Policy for Classifying Payments for Collaborative and Other Relationships

We respectfully direct you to our disclosures included on page 12 in the subsection entitled “Collaborative and Other Relationships” within Note 1, Summary of Significant Accounting Policies, in our Q1 2018 Form 10-Q, which address our policy for classifying payments between participants to a collaborative arrangement.

We further respectfully direct you to our disclosures included on page F-19 in the subsection entitled “Research and Development Expenses” within Note 1, Summary of Significant Accounting Policies, in our 2017 Form 10-K with respect to these payments.

We plan to modify our disclosures on a prospective basis beginning with our Q2 2018 Form 10-Q to provide additional clarity with respect to our accounting policy regarding our collaborative and other relationships.

To facilitate your review, attached as Exhibit D to this letter is a copy of such modified disclosures based on our Q1 2018 Form 10-Q and our 2017 Form 10-K.

Consideration with Respect to our Collaborations with Genentech and AbbVie

We report costs incurred and revenues generated from transactions with third parties that do not participate in the collaborative arrangement in our consolidated statements of income pursuant to the guidance on principal versus agent considerations in ASC 606-10-55-36 through 55-40.

In accordance with ASC 808-10-45-1 and ASC 606-10-55-37, a participant in a collaborative arrangement that is deemed to be the principal for a given transaction records that transaction on a gross basis in its financial statements. In accordance with ASC 808-10-45-1 and ASC 606-10-55-38, a participant in a collaborative arrangement that is deemed not to be the principal for a given transaction records that transaction on a net basis in its financial statements.

Genentech

For our approved anti-CD20 products, as discussed in our response to the Second Comment above, Genentech is the principal performing further development work associated with a commercial product. We have no future performance obligations under our license and collaboration agreement with Genentech and are not performing any development work. The development costs incurred by Genentech, in accordance with the terms of the collaboration agreement, reduce the overall profit of the collaboration, which is then allocated between the collaborators (Genentech and us). We record the net profit we receive from Genentech as "Revenues from anti-CD20 therapeutic programs" within our consolidated statements of income. Consistent with the guidance beginning at ASC 808-10-55-3, as included within Example 1 and Example 3 to ASC 808 "Collaborative Arrangements", we have concluded that the net profit received from Genentech is analogous to a royalty and should therefore be classified as revenues, similar to royalties.

AbbVie

For our relationship with AbbVie, which relates to the development and commercialization of ZINBRYTA® (which was withdrawn from the market in all jurisdictions in March 2018), we performed development services and recorded development expenses within "Research and development expense" in our consolidated statements of income. Any reimbursement of development expenses from AbbVie were recorded as a reduction to research and development expense. Research and development services are not part of our ordinary activities. Therefore, AbbVie is not considered a customer with respect to development services.

**************

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 617-914-1986.

Sincerely,

/s/ Jeffrey D. Capello
Jeffrey D. Capello
Executive Vice President and Chief Financial Officer

EXHIBIT A

Underlined material is planned additional disclosure and struck out material is planned deleted disclosure to be included in our Q2 2018 Form 10-Q (with corresponding revisions to be included in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 ("Q3 2018 Form 10-Q") and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 ("2018 Form 10-K")):

Reserves for Discounts and Allowances
Revenues from product sales are recorded net of reserves established for applicable discounts and allowances that are offered within contracts with our customers, health care providers or payors, including those associated with the implementation of pricing actions in certain of the international markets in which we operate. Our process for estimating reserves established for these variable consideration components do not differ materially from our historical practices.
Product revenue reserves, which are classified as a reduction in product revenues, are generally characterized in the following categories: discounts, contractual adjustments and returns.

These reserves are based on estimates of the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable (if the amount is payable to our customer) or a liability (if the amount is payable to a party other than our customer). Our estimates of reserves established for variable consideration are calculated based upon a consistent application of our methodology utilizing the expected value method. ~~typically utilize the most likely method and~~ These estimates reflect our historical experience, current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. The transaction price, which includes variable consideration reflecting the impact of discounts and allowances, may be subject to constraint and is included in the net sales price only to the extent that it is probable that a significant reversal of the amount of the cumulative revenues recognized will not occur in a future period. Actual amounts may ultimately differ from our estimates. If actual results vary, we adjust these estimates, which could have an effect on earnings in the period of adjustment.

In addition to discounts, rebates and product returns, we also maintain certain customer service contracts with distributors and other customers in the distribution channel that provide us with inventory management, data and distribution services, which are generally reflected as a reduction of revenues. To the extent we can demonstrate a separable benefit and fair value for these services we classify these payments in selling, general and administrative expenses.

For additional information on our revenues, please read Note 4, Revenues, to these condensed consolidated financial statements.

Accounts Receivable
The majority of our accounts receivable arise from product sales and primarily represent amounts due from our wholesale and other third-party distributors, public hospitals, pharmacies and other government entities and have standard payment terms that generally require payment within 30 to 90 days.
We do not adjust our receivables for the effects of a significant financing component at contract inception if we expect to collect the receivables in one year or less from the time of sale.

In countries where we have experienced a pattern of payments extending beyond our contractual payment term and we expect to collect receivables greater than one year from the time of sale, we have assessed whether the customer has a significant financing component and discounted our receivables and reduced related revenues over the period of time that we estimate those amounts will be paid using the country’s market-based borrowing rate for such period. The related receivables are classified at the time of sale as non-current assets. We accrete interest income on these receivables, which is recognized as a component of other income (expense), net in our condensed consolidated statements of income.

We provide reserves against trade receivables for estimated losses that may result from a customer’s inability to pay. Amounts determined to be uncollectible are charged or written-off against the reserve.

The adoption of the new revenue standards did not change our historical accounting methods for our accounts receivable.

EXHIBIT B

Underlined material is planned additional disclosure and struck out material is planned deleted disclosure to be included in our Q2 2018 Form 10-Q (with corresponding revisions to be included in our Q3 2018 Form 10-Q and our 2018 Form 10-K):

Revenues from Anti-CD20 Therapeutic Programs

Our collaboration with Genentech is within the scope of Accounting Standards Codification (ASC) 808, Collaborative Agreements, which provides guidance on the presentation and disclosure of collaborative arrangements. Our share of the pre-tax co-promotion profits on RITUXAN and GAZYVA and royalty revenues on the sale of OCREVUS resulted from an exchange of a license. As we do not have any future performance obligations under the license or collaboration agreement, revenues are recognized as the underlying sales occur.

Revenues from anti-CD20 therapeutic programs consist of:

(i)	our share of pre-tax profits and losses in the U.S. for RITUXAN and GAZYVA; and

~~(ii)~~	~~reimbursement of our selling and development expenses in the U.S. for RITUXAN; and~~

~~(iii)~~	(ii) other revenues from anti-CD20 therapeutic programs, which primarily consist of our share of pre-tax co-promotion profits on RITUXAN in Canada and royalty revenues on sales of OCREVUS.

For additional information on our collaboration with Genentech, please read Note 20, Collaborative and Other Relationships, to our consolidated financial statements included in our 2017 Form 10-K.

EXHIBIT C

Underlined material is planned additional disclosure and struck out material is planned deleted disclosure to be included in our Q2 2018 Form 10-Q (with corresponding revisions to be included in our Q3 2018 Form 10-Q and our 2018 Form 10-K):
Genentech (Roche Group)
We have certain business and financial rights with respect to RITUXAN for the treatment of non-Hodgkin's lymphoma, CLL and other conditions, GAZYVA for the treatment of CLL and follicular lymphoma, OCREVUS for the treatment of primary progressive MS (PPMS) and relapsing MS (RMS) and other potential anti-CD20 therapies under a collaboration agreement with Genentech, a wholly-owned member of the Roche Group. ~~The Roche Group and its sub-licensees maintain sole responsibility for the development, manufacturing and commercialization of GAZYVA in the U.S.~~
RITUXAN
Genentech and its affiliates are ~~is~~ responsible for the worldwide ~~manufacturing~~ manufacture of RITUXAN, as well as all development and commercialization activities ~~Development and commercialization rights and responsibilities under this collaboration are divided~~ as follows:
U.S.
We have co-exclusively licensed our rights to develop, commercialize and market RITUXAN in the U.S.
~~We share with Genentech co-exclusive rights to develop, commercialize and market RITUXAN in the U.S.~~
Canada
We have co-exclusively licensed our rights to develop, commercialize and market RITUXAN in Canada.
~~We and Genentech have assigned our rights under our collaboration agreement with respect to Canada to the Roche Group.~~
GAZYVA
The Roche Group and its sub-licensees maintain sole responsibility for the development, manufacture and commercialization of GAZYVA in the U.S. We recognize our share of the development and commercialization expenses of GAZYVA as a reduction of our share of pre-tax profits in revenues from anti-CD20 therapeutic programs.
Commercialization of GAZYVA impacts our percentage of the co-promotion profits for RITUXAN, as summarized in the table below.
OCREVUS
In March 2017 the U.S. Food and Drug Administration (FDA) approved OCREVUS, a humanized anti-CD20 monoclonal antibody, for the treatment of RMS and PPMS. Under the terms of our agreement with Genentech, we will receive a tiered royalty on U.S. net sales from 13.5% and increasing up to 24% if annual net sales exceed $900.0 million. There will be a 50% reduction to these royalties if a biosimilar to OCREVUS is approved in the U.S.
In addition, we receive a 3% royalty on net sales of OCREVUS outside the U.S., with the royalty period lasting 11 years from the first commercial sale of OCREVUS on a country-by-country basis. OCREVUS was approved for treatment of RMS and PPMS in the E.U. and certain other countries.
The commercialization of OCREVUS does not impact the percentage of the co-promotion profits we receive for RITUXAN or GAZYVA. Genentech is solely responsible for development and commercialization of OCREVUS and funding future costs. OCREVUS royalty revenues were based on our estimates from third party and market research data of OCREVUS sales occurring during the corresponding period. Differences between actual and estimated royalty revenues will be adjusted for in the period in which they become known, which is expected to be the following quarter.

Revenues from Anti-CD20 Therapeutic Programs
Revenues from anti-CD20 therapeutic programs are summarized as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(In millions)	2018	2017	2018	2017
Biogen's share of pre-tax profits in the U.S. for RITUXAN and GAZYVA~~, including the reimbursement of selling and development expenses~~	$—	$347.5	$—	$671.0
Other revenues from anti-CD20 therapeutic programs	—	49.6	—	66.7
Total revenues from anti-CD20 therapeutic programs	$—	$397.1	$—	$737.7
Biogen’s share of pre-tax profits in the U.S. for RITUXAN and GAZYVA for the three and six months ended June 30, 2017, excluded certain expenses charged to the collaboration by Genentech that we believed remained the responsibility of Genentech and were not obligated to pay under the terms of the collaboration agreement. Accordingly, we did not recognize the effect of those expenses in the determination of our share of pre-tax collaboration profits and Genentech has withheld approximately $120 million from amounts due to us in relation to collaboration activity for the first quarter of 2017, representing Genentech’s estimate of our share of these expenses. We remain in discussions with Genentech about a resolution relating to these amounts.

EXHIBIT D

Underlined material is planned additional disclosure and struck out material is planned deleted disclosure to be included in our Q2 2018 Form 10-Q (with corresponding revisions to be included in our Q3 2018 Form 10-Q and our 2018 Form 10-K):

Collaborative and Other Relationships

We have a number of significant collaborative and other third-party relationships for revenues, and for the development, regulatory approval, commercialization and marketing of certain of our products and product candidates. ~~Our development and commercialization arrangements with AbbVie and Samsung Bioepis also represent collaborative arrangements as each party is an active participant and exposed to significant risks and rewards of the arrangements. These arrangements resulted from an exchange of a license and utilize the sales and usage based royalty exception. Therefore, revenues are recognized as the underlying sales occur.~~ Where we are the principal on sales transactions with third parties, we recognize revenues, cost of sales and operating expenses on a gross basis in their respective lines in our condensed consolidated statements of income. Where we are not the principal on sales transactions with third parties, we record our share of the revenues, cost of sales and operating expenses on a net basis in collaborative and other relationships included in other revenues in our condensed consolidated statements of income.

Our development and commercialization arrangements with AbbVie, Genentech and Samsung Bioepis represent collaborative arrangements as each party is an active participant in one or more joint operating activities and is exposed to significant risks and rewards of these arrangements. These arrangements resulted from an exchange of a license and utilize the sales and usage based royalty exception. Therefore, revenues relating to royalties or profit sharing amounts received are recognized as the underlying sales occur.
Research and Development Expenses

Research and development expenses consist of upfront fees and milestones paid to collaborators and expenses incurred in performing research and development activities, which include compensation and benefits, facilities and overhead expenses, clinical trial expenses and fees paid to contract research organizations (CROs), clinical supply and manufacturing expenses, write-offs of inventory that was previously capitalized in anticipation of product launch and determined to no longer be realizable and other outside expenses. Research and development expenses are expensed as incurred. Payments we make for research and development services prior to the services being rendered are recorded as prepaid assets in our consolidated balance sheets and are expensed as the services are provided. We also accrue the costs of ongoing clinical trials associated with programs that have been terminated or discontinued for which there is no future economic benefit at the time the decision is made to terminate or discontinue the program.

From time to time, we enter into development agreements in which we share expenses with a collaborative partner. We record payments received from our collaborative partners for their share of the development costs as a reduction of research and development expense, except as discussed in Note 20, Collaborative and Other Relationships, to these consolidated financial statements. Because an initial indication has been approved for both RITUXAN and GAZYVA, expenses incurred by Genentech in the ongoing development of RITUXAN and GAZYVA are not recorded as research and development expense, but rather reduce our share of profits recorded as a component of revenues from anti-CD20 therapeutic programs.